600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Scott L. Olson 713.220.4764 Phone 713.238.7410 Fax slolson@andrewskurth.com

March 8, 2007

Ms. Peggy Fisher

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 6010

Washington, D.C. 20549-7010

Re:	Comverge, Inc. Form S-1 Amendment No. 4 File No. 333-137813 Filed February 8, 2007

Dear Ms. Fisher:

On behalf of Comverge, Inc., a Delaware corporation (the “Company), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2007, with respect to the Company’s Form S-1 (File No. 333-137813) (the “Filing”). These responses are set forth below under “Staff Comment Letter Dated February 23, 2007.”

In addition, we supplementally inform the Staff that the preliminary price range for the Company’s offering is $7.50 to $8.50 per share prior to giving effect to a proposed 1:2 reverse stock split, or $15.00 to $17.00 per share after giving effect to the reverse stock split. The responses set forth below under “Staff Comment Letter Dated November 1, 2006” and “Staff Comment Letter Dated December 5, 2006,” supplement the Company’s response to the Staff dated November 16, 2006. For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson
Scott L. Olson

cc:	Michael Picchi, Chief Financial Officer (Comverge, Inc.) Tracey A. Zaccone (King & Spalding LLP)

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Comverge, Inc.

Form S-1 Amendment No. 4

File No. 333-137813

Responses to SEC Comment Letter dated February 23, 2007

Staff Comment Letter Dated February 23, 2007

Selected Historical Financial Data, page 33

1.	We see that you have presented non-GAAP performance measures titled EBITDA and EBITDAM. It does not appear that your disclosures about these measures are sufficient under Item 10(e) to Regulation S-K or under Questions 8, 9 and 15 to the FAQ Regarding the Use of Non-GAAP Financial Measures. Please delete these measures from both Summary and Selected Historical Financial Data or provide us further support to justify their inclusion in your filing. We may have further comment upon review of your response.

Response:

We have revised the document in response to this comment to delete references to EBITDAM. In addition, we have expanded our disclosure regarding EBITDA on pages 11 and 34 to 35 of the document to more clearly highlight why such information is useful to investors in accordance with Item 10(e) of Regulation S-K and the FAQs.

We believe that EBITDA is a useful metric to investors assessing the overall operations of our business for several reasons:

•	the inclusion of depreciation and amortization does not provide a precise measure of our operating performance;

•

EBITDA is a common alternative measure of performance in the clean energy sector and is used by investors, financial analysts and rating agencies to evaluate our operating performance and to compare our financial performance with that of our peer companies; and

•	our management uses EBITDA for internal budgeting and to determine performance-based cash compensation.

The inclusion of depreciation and amortization does not provide as precise of a measure of our operating performance because the depreciable lives of a majority of our assets vary greatly depending on the maturity terms of our VPC contracts. For example, assets with approximately the same cost are deployed on a dedicated basis in our VPC contracts and are depreciated over the remaining contract life, but those contract lives vary significantly. We have six VPC contracts with durations ranging from 3 years to 13 years. Not only is there a significant disparity in VPC contract life, but individual contracts can have significant variations in the depreciation amounts for assets based on the timing of deployment and the remaining contract life. In addition, contracts have option

Comverge, Inc.

Form S-1 Amendment No. 4

File No. 333-137813

Responses to SEC Comment Letter dated February 23, 2007

periods or can be renewed or extended, which would change the depreciable life of the assets. We believe that these variations in the treatment of depreciation and amortization can distort our operating performance, thereby making it difficult for investors to gauge our core operating performance.

Because the clean energy sector is characterized by many companies early in their development lifecycle, such as ours, net earnings or loss is not the exclusive measure that investors utilize in evaluating operating performance. Investors utilize EBITDA as a metric in evaluating the financial performance of companies that are considered to be in our peer group. EBITDA is a useful comparative measure within the clean energy sector because the industry has experienced recent trends of increased growth and new company development. This increased growth has led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in book depreciation of property and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Accordingly, EBITDA allows financial analysts, investors and other interested parties in the clean energy industry to facilitate company-to-company comparisons by eliminating some of the foregoing variations.

Our internal budgets and internal financial reporting are based on EBITDA, and we use EBITDA as the primary criteria for determining profitability for management’s performance-based incentive cash compensation. We have also regularly communicated EBITDA to our stockholders and board of directors as the primary indication of profitability. We believe that investors will find it useful to utilize EBITDA as a financial measure and view the business in the same light as management. Therefore, we view EBITDA as an operating performance measure, not a liquidity measure.

Although our initial S-1 filing and subsequent amendments did not include EBITDA, we subsequently participated in meetings with research analysts in January and February 2007. During that time, we were advised that EBITDA is a leading metric in valuing the Company both in absolute terms and comparatively with other companies that investors deem to be in our peer group. As a result of these meetings, we determined that EBITDA is a measure important to investors in making their investment decision. Accordingly, we included EBITDA in Amendment No. 4 to Form S-1.

Legality Opinion

2.	Please file the amended and restated charter prior to effectiveness so that you can remove the assumption and refile the legality opinion.

Comverge, Inc.

Form S-1 Amendment No. 4

File No. 333-137813

Responses to SEC Comment Letter dated February 23, 2007

Response:

Due to the proposed timing of events, we respectfully submit that it is not appropriate to file the amended and restated charter prior to the effectiveness of the registration statement. Neither we nor our preferred stockholders want the stock split and removal of preferred stockholder rights that is effectuated pursuant to the amended and restated charter to become effective until the closing date of the offering, which will be at least three days after the registration statement is declared effective and the legal opinion is signed and delivered. Because the legal opinion will be delivered before the amended and restated charter is filed, it is necessary for counsel to assume that it has been filed in order to give the opinions stated therein. This is the approach taken in legal opinions in several recent filings that had transactions occurring under similar circumstances: NewStar Financial, Inc. (File No. 333-137513), filed on November 30, 2006, and Vonage Holdings Corp. (File No. 333-131659), filed on April 28, 2006.

Staff Comment Letter Dated November 1, 2006

Interim Financial Statements, page F-31

Note 15-Stock-Based Compensation, page F-52

67.	Provide us with an itemized chronological schedule detailing each issuance of stock options, restricted stock and preferred stock since January l, 2006 through the date of your response. Include the following information for each grant date:

•	Number of shares issued or issuable in the grant,
•	The purchase price or exercise price per share,
•	Any restriction or vesting terms,
•	Management’s fair value per share estimate,
•	How management determined the fair value estimate,
•	The identity of the recipient and relationship to Comverge,
•	The nature and terms of any concurrent transactions with the Recipient; and,
•	The amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share.

Comverge, Inc.

Form S-1 Amendment No. 4

File No. 333-137813

Responses to SEC Comment Letter dated February 23, 2007

Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

The information set forth below has not been adjusted for the reverse stock split described in the Registration Statement.

During the course of 2006, the fair market value of the Company’s common stock has increased significantly as we approach the completion of the offering. We have amended our MD&A disclosure on page 54 of the document to describe the progression in stock option exercise prices, by quarter, during the course of 2006. Such information is also included in the footnotes to our financial statements on page F-27. We have supplementally provided in Appendix A to this letter an updated itemized chronological schedule detailing each issuance of stock options, restricted stock and preferred stock from January 1, 2006 through the date of this letter.

Staff Comment Letter Dated December 5, 2006

Financial Statements, page F-1

Note 15, Stock-Based Compensation, page F-52

25.	Please note that we will delay our assessment of your accounting for stock-based compensation until inclusion of the estimated offering price in the filing.

Response:

Our previous response letter to the Staff’s comments, dated December 13, 2006, outlines our accounting assessment of the fair market value of our common stock for stock-based compensation in connection our stock option grants. The following re-emphasizes our accounting treatment from June 30, 2006 through December 31, 2006.

We obtained a contemporaneous valuation report from Duff & Phelps LLC as of June 30, 2006 to support the fair market value of the underlying common stock for the purpose of accounting for stock options under FAS 123R. After June 30, 2006, the Company considered a number of factors in determining fair value of the common stock including the valuation performed by Duff & Phelps LLC as of June 30, 2006, the increasing likelihood that the Company would pursue an initial public offering of its common stock and valuation indications for the common

Comverge, Inc.

Form S-1 Amendment No. 4

File No. 333-137813

Responses to SEC Comment Letter dated February 23, 2007

stock received from investment bankers, which took into consideration operating and financial performance.

Between June 30, 2006 and December 31, 2006, there were no valuation events that resulted in a significant increase in price. No new customers were added nor were any new product offerings launched. In addition, no new VPC contracts were entered into (a significant driver of enterprise value). The management team has been in place since February 2006. There were no material press releases or material events.

In the absence of notable valuation events during the second half of 2006, we have determined that a linear progression of increases in common stock value was therefore appropriate from June 30, 2006 to December 31, 2006. Therefore, we utilized an offering price of $6.63 per share as of the expected commencement date of the offering. Solely for share valuation purposes prior to January 17, 2007, we utilized March 1, 2007 as the expected commencement date for the offering; after January 17, 2007, we utilized April 1, 2007 as the expected commencement date for the offering. The per share price was based on the pre-offering fully distributed valuation range of $7.07 and $8.76 per share provided by Citigroup to our Board of Directors at an October 2006 meeting. We applied a 15% public offering discount to the midpoint of the pre-offering fully distributed per share range and utilized the current fully diluted shares outstanding to calculate the $6.63 per share projected offering price. As disclosed in the document, the Company’s exercise price of its stock option grants during the second half of 2006 have ranged from $2.00 to $5.44.

As of the date of this letter, Citigroup and the Company have determined the pre-split offering price range will be $7.50 to $8.50 per share, which reflects the 15% public offering discount. We expect to file this price range in the next amendment to Form S-1. The mid-point of such price range is $8.00 per common share. The price range corresponds with a pre-offering fully distributed equity value for the Company of between $210 million and $242 million, with a midpoint of $226 million. Such valuation represents an increase from the $200 million equity value previously used by the Company as a basis for determining the fair market value of the common stock for stock compensation purposes in applying the linear progression from July 1, 2006 to April 1, 2007.

The $26 million increase in pre-offering fully distributed equity value is a result of Company-specific events that have occurred in 2007, including:

•

A new credit facility – We entered into a $40 million credit facility with General Electric Capital Corporation on January 18, 2007 for the purpose of exclusively funding capital expenditure requirements under the VPC

Comverge, Inc.

Form S-1 Amendment No. 4

File No. 333-137813

Responses to SEC Comment Letter dated February 23, 2007

contracts. This credit facility is a significant milestone in demonstrating the financial market’s acceptance of the Company’s business model. Furthermore, General Electric Capital Corporation is an acknowledged leader in the energy industry and its financing of the Company’s business plan is a powerful endorsement to prospective utility customers.

•

Amendment to the existing San Diego Gas & Electric VPC contract – In January 2007, we amended our existing San Diego Gas & Electric VPC contract to increase the amount of electric capacity provided under the contract by 30 megawatts (from 70 megawatts to 100 megawatts) and to extend the contract term one additional year. This amendment is expected to provide the Company with an additional $14.2 million of payments under the contract, at a very high profit margin.

•

New VPC contracts with Pacific Gas and Electric Company and the Public Service Company of New Mexico – In January and February 2007, we entered into these two new VPC contracts that will increase the amount of electric capacity provided by up to 112 megawatts (from 250 megawatts to 362 megawatts). Such contracts are significant for the following reasons: (a) they provide an additional $70.0 million of future payments, (b) they expand the contracted megawatts under our VPC programs by 44% and (c) they represent the first new VPC contracts entered into since 2004, thereby demonstrating the viability and acceptance of the VPC program by utility customers.

Management has ascribed the $26 million increase in the equity value of the Company to the positive business developments listed above, which increased future payments from long-term contracts by $84.2 million (a 70% increase from $117.2 million to $201.4 million), increased contracted megawatts by 142 megawatts (a 65% increase from 220 megawatts to 362 megawatts), and provided the financing to grow the business for these new VPC contracts and any future awarded VPC contracts.

For the year ended December 31, 2006, we believe and respectfully submit that the fair market values used as the basis for determining stock-based compensation in connection with the Company’s stock option grants are reasonable and appropriate for the reasons set forth herein. In early 2007 and through the effective date of the registration statement, we will consider the aforementioned notable valuation events in establishing the fair market value of common stock for the purposes of issuing stock-based compensation.